CLR-149-R 0203

                         EXTENDED COVERAGE BENEFIT RIDER

                      An Additional Benefit of this Policy
                                    Issued By


EXTENDED            If Your policy is in force, and not in a grace period, on
COVERAGE BENEFIT    the day before the policy anniversary on which the younger
                    Insured is or would have been age 100, the policy will continue in force until the second Insured's death, or until it is surrendered for its Net Cash Surrender Value.

REVISED DEATH       On and after the policy anniversary on which the younger
BENEFIT             Insured is or would have been age 100, the Death Benefit
                    under the policy will be equal to:

                    (1) the greater of the Specified Amount or the Cash Surrender Value; less

                    (2)  the Indebtedness.

CONDITIONS          On the policy anniversary on which the younger Insured is or would have been age 100, We will:

                    (1) transfer Your Variable Account Value to the Fixed Account if Your policy is a variable policy; and

                    (2) increase the interest rate credited to that portion of the Account Value that corresponds to outstanding policy loans to equal the interest rate charged against such policy loans.

                    On and after the policy anniversary on which the younger Insured is or would have been age 100, We will not:

                    (1)  accept premium payments;

                    (2) permit transfers, further loans, or changes to the Specified Amount; or

                    (3)  deduct any Monthly Policy Charges from Your Account
                         Value.

WHEN EFFECTIVE      The effective date of this rider is shown on the Policy
                    Schedule.

RIDER AMOUNT        The Rider Amount at Risk on any Monthly Anniversary Day is
AT RISK             equal to:

                    (1)  the Specified Amount; minus

                    (2) the Account Value on the Monthly Anniversary Day prior to deduction of Monthly Policy Charges due on that day.

                    If (2) is greater than (1) on any Monthly Anniversary Day then the Rider Amount at Risk will be zero on that Monthly Anniversary Day.

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COST OF             The monthly cost of insurance rates for this rider (per
INSURANCE           $1,000 of the Rider Amount at Risk) are shown on the Policy
                    Schedule.

                    To determine the monthly cost of insurance on each Monthly Anniversary Day, We:

                    (1) divide the Rider Amount at Risk as of that Monthly Anniversary Day by 1000; and

                    (2) multiply by the monthly cost of insurance rate for the younger Insured's attained age.

                    We will deduct the monthly cost of insurance from the Account Value on each Monthly Anniversary Day at the attained ages of the younger Insured as shown on the Policy Schedule. If You make any changes to the coverage under Your policy, the cost of insurance for this rider may change. In this event, We will send You an amended Policy Schedule showing the new cost of insurance.

TERMINATION         This rider will terminate on the earlier of:

                    (1) the Monthly Anniversary Day coinciding with or next following the date We process Your written request to cancel this rider; or

                    (2)  the date the policy terminates.

OTHER This rider is attached to and made a part of the policy. The terms and definitions of the base policy apply to this rider except to the extent they are in conflict with its terms. This rider has no values.


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